Contact

www.linkedin.com/in/madymantha
(LinkedIn)

Top Skills

Machine Learning

Deep Learning

Artificial Intelligence (AI)

Mady Mantha

Co-Founder | Happypillar

Austin

Experience

Happypillar
Co-Founder and Chief Technology and Revenue Officer
February 2022 - Present (4 months)
Austin, Texas, United States

Happypillar makes evidence-based mental healthcare accessible to all families using the power of AI and machine learning and the expertise of licensed therapists.

Learn more at https://wefunder.com/happypillar

CompTIA
Advisory Board Member
September 2019 - Present (2 years 9 months)

Rasa
2 years 3 months

Head Of Product Marketing
August 2021 - April 2022 (9 months)

Head of Evangelism
April 2021 - April 2022 (1 year 1 month)

Senior Product Evangelist
February 2020 - April 2021 (1 year 3 months)
San Francisco Bay Area

Sirius Computer Solutions
Director of Machine Learning
August 2016 - February 2020 (3 years 7 months)
Boston, Massachusetts, United States

GTM Director AI and ML solutions

Blendr
Senior Research Engineer
September 2012 - August 2016 (4 years)

Boston, Massachusetts, United States

Education

Georgetown University
Bachelor of Science - BS, Mathematics and Computer Science

The University of Texas at Austin - McCombs School of Business
Master of Business Administration - MBA